BUENAVENTURA ANNOUNCES THIRD QUARTER PRODUCTION
AND 2014 UPDATED GUIDANCE

Lima, Peru, October 9, 2014 - Compañía de Minas Buenaventura S.A.A. (“Buenaventura”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest publicly traded, precious metals mining company today announced preliminary 3Q14 operating results and 2014 updated production guidance.

Third Quarter Production per Metal and 2014 Updated Guidance (100% basis)

	1Q14 (Actual)	2Q14 (Actual)	3Q14 (Actual)	2014 (Estimated)

Gold (Oz.)
Orcopampa	44,929	51,102	52,317	190k - 200k
Breapampa	20,927	21,228	19,473	70k - 80k
La Zanja	35,937	36,685	36,143	130k - 140k
Tantahuatay	32,633	35,171	37,281	130k - 140k
Yanacocha	207,511	190,695	249,429	895k - 985k

Silver (Oz.)
Uchucchacua	2,368,509	2,997,602	3,293,830	11.7M - 12.0M
Julcani	763,437	763,529	774,728	2.8M - 3.2M
Mallay	297,180	302,118	307,523	1.1M - 1.3M
El Brocal	497,664	498,440	584,118	2.0M - 2.3M

Zinc (MT)
El Brocal	532	347	1,522	11K - 13K
Uchucchacua	1,470	1,575	1,800	6.5K - 7.0K
Mallay	2,450	2,570	2,540	9.5K - 10.5K

Copper (MT)
El Brocal	10,199	11,332	11,764	38K - 40K
Cerro Verde	60,955	56,683	TBA	240K - 260K

Company Description

Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded precious metals Company and a major holder of mining rights in Peru. The Company is engaged in the mining, processing, development and exploration of gold and silver and other metals via wholly owned mines, as well as through its participation in joint exploration projects.

Buenaventura currently operates several mines in Peru (Orcopampa*, Uchucchacua*, Breapampa*, Mallay*, Julcani*, El Brocal, La Zanja and Coimolache) and is developing the Tambomayo and Chucupaca Projects.

The Company owns 43.65% of Minera Yanacocha S.R.L (a partnership with Newmont Mining Corporation), an important precious metal producer and 19.58% of Sociedad Minera Cerro Verde, an important Peruvian copper producer.

For a printed version of the Company’s 2013 Form 20-F, please contact the persons indicated above, or download a PDF format file from the Company’s web site.

(*) Operations wholly owned by Buenaventura

Note on Forward-Looking Statements

This press release may contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning the Company’s, Yanacocha’s and Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economic, social and legal developments. These forward-looking statements reflect the Company’s view with respect to the Company’s, Yanacocha’s and Cerro Verde’s future financial performance. Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.